

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2012

Via E-mail
William C. Lachmar
President, CEO and Director
Geo Point Resources, Inc.
1306 E. Edinger Avenue, #C
Santa Ana, CA 92705

>   **Re: Geo Point Resources, Inc.**
>   **Registration Statement on Form S-1**
>   **Filed October 24, 2012**
>   **File No. 333-184578**

Dear Mr. Lachmar:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide updated financial statements and disclosures to the extent required by Regulation S-X.

Registration Statement Cover Page

2. Please check the appropriate box to indicate your current reporting status.

Prospectus Cover Page, page 3

3. Please revise your disclosure to indicate that the spin-off will be pro rata, based on a one for one ratio of the company's common stock, the only class of outstanding securities. If true, please disclose that the 30,065,000 shares to be distributed will represent all outstanding

shares of the company's common stock at the time of distribution. If no stockholder approval is required in connection with the spin-off, so disclose.

4. Please revise your disclosure at the end of the third paragraph to clarify that your duty to update your prospectus disclosures is also governed by applicable law.

Prospectus Summary, page 5

5. Please disclose that the auditors have expressed a going concern opinion.

Geo Point Utah, page 5

6. Please correct the last sentence of your disclosure to refer to GSM Oil Holdings as "GSM" and not "GMS."

Relationship between Geo Point Utah and Geo Point Nevada before the Spin-Off, page 5

7. Please disclose here that the company was incorporated in Nevada on June 13, 2012.

The Spin-Off, page 6

8. Briefly discuss, under separate heading, the reasons for the spin-off.

Securities to be Distributed, page 7

9. We note that 30,065,000 is your current estimate of the number of shares to be distributed in the spin-off, and that the exact number of shares will be determined based on the number of Geo Point Utah shares outstanding on the spin-off date, which is 10 days after the effective date of the registration statement. Please note that if it is necessary to issue more than 30,065,000 shares, you will need to file a new registration statement for the excess shares, which must be effective before the spin-off date.

Risk Factors, page 8

We may be deemed to be an "emerging growth company"…, page 10

10. Please revise the heading of this risk factor as well as the first sentence to disclose that you are an emerging growth company.

Geo Point Nevada's success will depend on its ability to retain key employees…, page 10
William C. Lachmar is essential to the continuation of our current business operations, page 13

11. Please consolidate these two risk factors as they appear to address your dependability on Mr. Lachmar's continued engagement with the business.

The Spin-Off, page 14

Pro Rata, on a One for One Basis, page 15

12. Please explain the significance of your discussion with FINRA and the anticipated impact that FINRA's setting an "ex-dividend" date may have on the spin-off.

Related Party Transactions, page 19

13. With a view towards disclosure, please tell us what consideration you have given to disclosing any related party transactions which may take place between Geo Point Technologies and the company following the spin-off.

Geo Point Nevada, page 20

Business, page 21

Principal Products or Services and their Markets, page 21

14. To the extent that the nature of your work for the various listed services differs, please expand your products and services disclosure to provide a greater understanding of the services you provide depending upon the basis of your engagement.

Distribution Methods of the Products or Services, page 21

15. Please provide a brief description of the term "HAZ-MAT."

Patents, Trademarks, Licenses, Franchises, Concessions…, page 23

16. Based on your prospectus disclosures, it appears that the License Agreement covering the HI Technology is being assigned to the company pursuant to the terms of the Separation Agreement. You also state that one of the reasons for the spin-off is to allow the two companies and their respective management to focus on growing their respective businesses. Since oil and gas exploration seems to be more closely related to the business of Geo Point Technologies, please clarify your disclosure in the last paragraph on page 23 where you state that you intend to use the HI Technology "to become a technology leader in oil and gas exploration services." We may have additional comments following the review of your response.

17. Please revise disclosure in the third paragraph to state that the license was granted to your parent entity, Geo Point Technologies, and that the license was irrevocable.

<u>Exchange Act, page 25</u>

<u>Emerging Growth Company, page 25</u>

18. Please consider describing the extent to which any of the exemptions are available to you as a Smaller Reporting Company.

19. Please revise the second paragraph of your disclosure to state among other things, that you may cease to be an emerging company if you have total annual gross revenues of $1 billion or more and when you become a large accelerated filer, having a public float of $700 million or more.

<u>Identification of Directors and Executive Officers, page 29</u>

20. Briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that, in light of the registrant's business and structure, Messrs. Lachmar and Brimhall should serve as directors for the company. See Item 401(e)(1) of Regulation S-K.

<u>Promoter and Control Persons, page 30</u>

21. You state among other things, that any of the directors and executive officers of Geo Point Technologies and Mr. Lachmar may be deemed to be or have been a promoter or control person of the company. Please expand your disclosure to the extent necessary to comply with all material requirements of Item 404(c) and (d) of Regulation S-K.

<u>Corporate Governance, page 30</u>

22. Please disclose, if true, that none of your directors are currently independent. Please refer to Item 407(a) of Regulation S-K.

<u>Executive Compensation, page 31</u>

<u>Summary Compensation Table, page 31</u>

23. Clearly identify the fiscal year for which you are providing executive compensation disclosure. Since compensation for fiscal year ended March 31, 2012 would represent compensation received by Mr. Lachmar from Geo Point Technologies, please clarify this detail in the paragraph preceding the tabular disclosure. Please refer to Item 402(m)(3) of Regulation S-K which identifies the time periods for which executive compensation disclosure is required.

24. In the "Total Earnings" column, revise your disclosure to indicate the salary amount.

Security Ownership of Certain Beneficial Owners and Management, page 31

25. In the second paragraph on page 32 please explain what "the assumed conversion ratio" is and disclose the circumstances under which such ratio would differ from the actual ratio. In addition, please confirm that any changes to the conversion ratio would be included in a pre-effective amendment to the registration statement.

26. We note that following the spin-off, Mr. Kassymov, President of Geo Point Technologies, will have a 33% ownership interest in the company. With a view towards disclosure, please tell us what consideration you have given to including risk factor disclosure with respect to any conflict of interests which may arise given Mr. Kassymov's significant equity position in the company.

Relationship Between Geo Point Nevada and Geo Point Utah Following the Spin-Off, page 34

27. Please further elaborate on the "other events or circumstances" which may affect the timing or the terms of the spin-off.

28. In the last bullet point, please indicate the duration of each party's indemnification obligations.

29. We note disclosure in the last paragraph. We also note that in your "Relationship Between Geo Point Nevada and Geo Point Utah Following the Spin-Off" disclosure on page 7, you state that the arrangements between the two companies "also include arrangements with respect to interim services and a number of ongoing commercial relationships." If the terms of the Separation Agreement contemplate such interim services and ongoing commercial relationships, please revise your disclosure to provide a materially complete description of the relevant provisions of the Separation Agreement.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

Results of Operations, page 39

30. Please indicate the percentage by which the sales for fiscal year ended March 31, 2012 decreased when compared with the sales from the prior period. In addition, it is unclear whether references to "limited amount of financing and personnel time available" relate to the construction industry or you. Please revise your disclosure to better identify the factors that impacted your results of operations, by also qualifying the effects of the construction industry based on the specifics of the geographical location(s) where you provide the majority of your services.

Liquidity, page 39

31. We note your reference on page 40 to a Line of Credit. Please revise your filing to indicate whether this source of funds remains available to you, and if so, how you anticipate using those funds.

Capital Resources, page 39

32. We note that your liquidity needs have been met also through the capital contributions from your parent entity. Please disclose how you intend to replace these capital contributions and meet your operating needs for the next 12 months.

Undertakings

33. Since the offering is not being conducted pursuant to Securities Act Rule 415, please remove Item 512 of Regulation S-K undertakings as inapplicable.

Signatures

34. Please have the registration statement signed on behalf of the principal executive, financial and accounting officers, and by the majority of the board of directors. Refer to Instruction 1 to Signatures in Form S-1.

Exhibits

Exhibit 10.2 Separation Agreement

35. Please re-file the agreement as an exhibit in its complete form, to include the missing Exhibits A and B to the agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Melinda Hooker, Staff Accountant at (202) 551-3732 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or me at (202) 551-3760 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director

cc: Leonard W. Burningham, Esq. (*Via E-mail*)